June 25, 2013 - Revenue Recognition Comparison
Royale Energy, Inc.
At December 31, 2012

Percentage-of-Completion & Completed-Contract Method vs SEC ASB No. 104
Period	Well	Date Drilled	Gross Lease & Land	Gross Drilling & Completion	Total Gross Annual Cost	Total Gross Project Cost	Percent of Costs Incurred	Total Project Proceeds	Project Proceeds to be Recognized

2011
	2010B - Well #2	1/29/2011	$0	$1,597,698	$1,597,698	$1,597,698	100%	$445,874	$445,874
	2009B - Well #3	3/4/2011	$4,689	$1,386,209	$1,390,898	$1,390,898	100%	$834,708	$834,708
	2009B - Well #4	6/19/2011	$34,461	$549,599	$584,059	$584,059	100%	$815,634	$815,634
	2009A - Well #3	9/4/2011	$65,074	$838,210	$903,284	$903,284	100%	$467,520	$467,520
	2010A - Well #3	9/27/2011	$37,439	$1,047,332	$1,084,771	$1,084,771	100%	$1,164,433	$1,164,433
	2010C - Well #1	10/31/2011	$13,767	$1,218,865	$1,232,632	$1,232,632	100%	$1,073,412	$1,073,412
	2010A - Well #1	11/20/2011	$8,538	$709,830	$718,368	$718,368	100%	$992,844	$992,844

			$163,968	$7,347,743	$7,511,711	$7,511,711		$5,794,425	$5,794,425
						Turnkey Revenue as Recorded on 10K			$5,794,427
								Difference	$2
2012
	2010A - Well #4	12/2/2012	39,439.34	658,747.20	$698,187	$698,187	100%	$931,546	$931,546
	2010C - Well #2	12/31/2012	21,472.66	964,691.48	$986,164	$986,164	100%	$1,097,316	$1,097,316

			$60,912	$1,623,439	$1,684,351	$1,684,351		$2,028,862	$2,028,862
						Turnkey Revenue as Recorded on 10K			$2,028,863
								Difference	$1